SOCIETE GENERALE
Corporate & Investment Banking

07028480

RECEIVED
2007 DEC -5 P 5:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Governor Tipton
Managing Director
Deputy General Counsel

Tel. 212 278 6974
Fax. 212 278 7439
governor.tipton@sgcib.com

By Priority Mail

November 29, 2007

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press release, November 23, 2007 - - Societe Generale announced that SG Private Banking, the wealth management arm of the Societe Generale Group, plans to acquire 100% of Canadian Wealth Management (CWM Group Inc.);

2. Press release, November 7, 2007 - - Societe Generale announced its financial results for the Third Quarter of 2007;

3. Press Release, October 26, 2007 - - Societe Generale announced the launch of SG Equipment Finance USA, a New Jersey based company that will provide equipment financing and remarketing services to corporate customers;

4. Press Release, October 17, 2007 - - Societe Generale's Securities Services division announced that its subsidiary Parel S.A. had received approval to be a General Clearing Member on the new pan-European alternative trading platform, Chi-X limited;

Societe Generale
LEGAL
1221 Avenue of the Americas
New York, NY 10020

SOCIETE GENERALE
Corporate & Investment Banking

5. Press Release, October 16, 2007 - - Societe Generale's Securities Services division announced that Fitch Ratings had confirmed its "CU2+" Custody and "TR2+ Trustee" ratings;

6. Press Release, October 10, 2007 - - Societe Generale announced that Karl Pettersen has joined its Corporate & Investment Banking Division in New York as Director of Rating Advisory for US clients;

7. Press Release, September 12, 2007 - - Societe Generale's subsidiary SG Hambros Bank Limited announced its acquisition of the London-based private banking business of ABN AMRO Bank N.V.;

8. Press Release, September 10, 2007 - - Societe Generale's Corporate & Investment Banking Division announced that Matthew Vickerstaff, Global Head of Infrastructure and Asset Based Finance, has relocated from Paris to New York as part of its efforts to further develop its role in the Americas infrastructure market;

9. Press Release, September 3, 2007 - - Societe Generale Group announced that it has adopted the Equator Principles, a voluntary set of guidelines for managing environmental and social issues in project finance; and

10. Press Release, August 28, 2007 - - Societe Generale's Corporate & Investment Banking Division announced that it had created a new energy team based in Dubai to promote its energy business across the Gulf Cooperation Council region.

Thank you.

Yours truly,

Enclosures

cc: Jason Hoberman

SG
Private Banking

Press Release

Paris, 23 November, 2007

SG Private Banking to set up in Canada with the acquisition of Canadian Wealth Management

SG Private Banking, the wealth management arm of the Société Générale Group, plans to establish its presence in Canada following an agreement to acquire 100% of Canadian Wealth Management (CWM Group Inc.). The acquisition, subject to regulatory approval, is expected to be finalised in January 2008.

Having been established in Calgary for many years, CWM Group Inc. enjoys a solid reputation in its market and manages around CAD $ 650 million. Its wealth management business, which is built around highly personalised client consultation, will benefit from SG Private Banking's international expertise, particularly in structured products and alternative investments, allowing it to significantly expand its services offering and meet the increasingly sophisticated demands of its clients.

Beyond the opportunity to expand its client portfolio, this acquisition reflects SG Private Banking's ambitions to further its international expansion. More broadly, it will strengthen Société Générale Group's business in Canada, where it is already present through its corporate and investment banking activities.

Paul Boeda, Founder and Chief Executive Officer of CWM Group Inc., will continue to develop the local wealth management activities of the business.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 27,6 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 585 billion, Sep 2007) and under management (EUR 450.1 billion, Sep 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

SOCIETE GENERALE

Press Release
Quarterly financial information

November 7th 2007

Third quarter 2007: Good resilience of Q3 07 results

- **Increase in revenues: +1.2%* vs. Q3 06**
- **Cost/income ratio: 62.8%**
- **Low cost of risk: 26 bp**
- **Group net income: EUR 1,123m (-11.5% vs. Q3 06)**
- **Group ROE after tax: 18.0%**

9-month 2007 results

- **Increase in revenues: +7.4%* vs. 9M 06**
- **Group net income: EUR 4,298m (+6.3% vs. 9M 06)**
- **Group ROE after tax: 23.8%**
- **Tier One ratio at 30/09/07: 7.7%**

---

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS

Hélène AGABRIEL
+33 (0)1 41 45 97 13

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77

Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86

Carole THILLOU
+33 (0)1 42 14 02 17

P.A.: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com

A French corporation with share capital of
EUR 582,831,013.75
552 120 222 RCS PARIS

At its meeting of November 6th 2007, the Board of Directors of Société Générale approved the results for the third quarter of 2007. Group net income totalled EUR 1,123 million, down -11.5% on Q3 06 and ROE after tax came to 18.0% (vs. 24.6% in Q3 06). For the first 9 months, the Group posted an increase in its results (Group net income of EUR 4,298 million, or +6.3% vs. 9M 06) and a high level of profitability (ROE after tax 23.8% for 9M 07 vs. 27.5% for 9M 06).

Daniel Bouton, the Chairman and Chief Executive Officer, has stated: "The third quarter saw very good results for retail banking in France and abroad, the continued expansion of Private Banking and Securities Services, very good commercial performances for the Corporate and Investment Banking businesses, and asset write-downs as a result of the crisis in the financial markets. The Group's results demonstrate the quality of the businesses and the robustness of the portfolio of activities that has been built up in recent years".

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q3 07	Q3 06	Change Q3/Q3	9M 07	9M 06	Change 9M/9M
Net banking income	**5,375**	**5,266**	**+2.1%**	**18,043**	**16,746**	**+7.7%**
*On a like-for-like basis**			*+1.2%*			*+7.4%*
Operating expenses	**-3,374**	**-3,213**	**+5.0%**	**-10,889**	**-10,114**	**+7.7%**
*On a like-for-like basis**			*+4.2%*			*+7.4%*
Gross operating income	**2,001**	**2,053**	**-2.5%**	**7,154**	**6,632**	**+7.9%**
*On a like-for-like basis**			*-3.4%*			*+7.3%*
Operating income	**1,775**	**1,919**	**-7.5%**	**6,550**	**6,184**	**+5.9%**
*On a like-for-like basis**			*-7.8%*			*+5.6%*
Net income	**1,123**	**1,269**	**-11.5%**	**4,298**	**4,042**	**+6.3%**

	Q3 07	Q3 06	9M 07	9M 06
Group ROE after tax	**18.0%**	**24.6%**	**23.8%**	**27.5%**
Business line ROE after tax	**23.3%**	**30.3%**	**30.7%**	**32.8%**

The third quarter was marked by the financial crisis caused by the deterioration in the US residential mortgage sector. This resulted (as from August) in the illiquidity of financial instruments secured against subprime assets and strong tensions in credit markets and on interbank market liquidity. Moreover, equities markets were impacted by this very deteriorated environment, with erratic fluctuations in indices and increasing volatility. Although gradually improving, the market environment has not, at this stage, returned to normal.

Retail banking in France and abroad, Financial Services, Private Banking and Securities Services produced very good results. Conversely, the results for Corporate and Investment Banking and Asset Management were significantly lower due to the financial crisis and the prudent write-down of some assets. However, Corporate and Investment Banking achieved ROE after tax of 21.1% in Q3 07 thanks to the good commercial performance of its businesses and particularly its Equities activities. Overall, the Group has benefited from the diversity of its portfolio of activities and generated operating income of EUR 1,775 million in Q3 07 (-7.8%* vs. Q3 06, -7.5% in absolute terms).

Net banking income

Net banking income for the third quarter amounted to EUR 5,375 million, slightly higher (+1.2%*) than in Q3 06, with a significant increase in the NBI of all retail banking activities in France and abroad, and a decline in Corporate and Investment Banking's NBI given the effects of the financial crisis. NBI for the Global Investment Management and Services division as a whole was up +7.8%* (+11.3%).

Net banking income for the first 9 months amounted to EUR 18,043 million, up +7.4%* (+7.7% in absolute terms) vs. 9M 06.

Operating expenses

The increase in operating expenses, i.e. +4.2%* (+5.0 % in absolute terms) vs. Q3 06, reflects the tight control of operating costs in the French Networks, the continued investment in International Retail Banking, Financial Services, Private Banking and Securities Services, and lastly the decline in performance-linked pay at SG CIB and SGAM.

The Group's cost/income ratio was up at 62.8% in Q3 07 (vs. 61.0% in Q3 06) due to the decline in Corporate and Investment Banking and Asset Management revenues. In contrast, Retail Banking and Financial Services, as well as Private Banking and Securities Services saw a further decline in their cost/income ratios.

The Group's cost/income ratio for the first 9 months of 2007 was stable at 60.4%.

Operating income

The Group's gross operating income for the third quarter totalled EUR 2,001 million, down -3.4%* (-2.5% in absolute terms) vs. Q3 06. Gross operating income for the first 9 months of 2007 was up +7.3%* (+7.9% in absolute terms) vs. 9M 06.

The Group's cost of risk remained low (26 bp of risk-weighted assets). It was stable for the French Networks and lower for International Retail Banking. The higher cost of risk for Financial Services can be attributed to the integration of new activities (+11 bp) and the still growing share of emerging countries' consumer credit business in outstandings. With asset write-downs recorded in Q3 07 deducted from NBI, Corporate and Investment Banking recorded a limited net provision allocation (EUR 9 million). This allocation can be attributed primarily to lower write-backs on receivables sold or repaid.

Overall, in a difficult environment, operating income amounted to EUR 1,775 million, down -7.8%* on Q3 06 (-7.5% in absolute terms).

Operating income for the first 9 months of 2007 totalled EUR 6,550 million, up +5.6%* vs. 9M 06 (+5.9% in absolute terms).

Net income

After deducting tax and minority interests, Group net income amounted to EUR 1,123 million in Q3 07 (-11.5% vs. Q3 06). ROE after tax was 18.0% for the quarter (24.6% in Q3 06).

Net income for the first 9 months of 2007 amounted to EUR 4,298 million, an increase of +6.3% vs. 9M 06. ROE after tax was 23.8% compared with 27.5% for 9M 06.

Net earnings per share for the first 9 months of 2007 stood at EUR 9.73 (+0.8% vs. 9M 06).

2. CAPITAL BASE

At September 30th 2007, Group shareholders' equity amounted to EUR 30.7 billion[1] and book value per share to EUR 65.4, including EUR 3.3 of unrealised capital gains. Risk-weighted assets rose +18.2%* year-on-year (+16.9% in absolute terms), reflecting the strong organic growth of the Group's growth drivers. Corporate and Investment Banking's risk-weighted assets[2] rose +14.5% over the same period but have fallen slightly (-2.6%) since June 30th 2007, illustrating the Group's cautious attitude with regard to both credit and market risk.

After buying back 2.5 million shares in Q3 2007, the Group held 29.9 million treasury shares at end-September excluding those held for trading purposes (i.e. 6.4% of the capital).

This resulted in a Tier One ratio of 7.7% at September 30th 2007 (7.3% at September 30th 2006 and 7.6% at June 30th 2007).

The Group is rated AA by S&P and Fitch, and Aa1 by Moody's. Société Générale is one of the best-rated banking groups.

[1] This figure includes (i) EUR 1.0 billion of deeply subordinated notes from the issue in January 2005, EUR 0.9 billion from issues in April 2007 and EUR 0.9 billion from undated subordinated notes, and ii) EUR 1.4 billion of unrealised capital gains.
[2] Excluding Cowen at September 30th 2006

3. FRENCH NETWORKS

In EUR million	Q3 07	Q3 06	Change Q3/Q3	9M 07	9M 06	Change 9M/9M
Net banking income	1,746	1,677	+4.1%	5,271	5,105	+3.3%
NBI excl. PEL/CEL & Euronext CG [(a)]			*+6.6%*			*+4.8%*
Operating expenses	-1,108	-1,084	+2.2%	-3,379	-3,307	+2.2%
Gross operating income	638	593	+7.6%	1,892	1,798	+5.2%
GOI excl. PEL/CEL & Euronext CG [(a)]			*+15.4%*			*+10.0%*
Net allocation to provisions	-68	-55	+23.6%	-224	-187	+19.8%
Operating income	570	538	+5.9%	1,668	1,611	+3.5%
Net income	364	342	+6.4%	1,060	1,026	+3.3%
Net income excl. PEL/CEL & Euronext CG [(a)]			*+13.7%*			*+8.8%*

	Q3 07	Q3 06	9M 07	9M 06
ROE after tax	23.0%	23.8%	23.0%	24.1%

(a) Change Q3/Q3: excluding impact of changes in PEL/CEL provisions
Change 9M/9M: excluding impact of changes in PEL/CEL provisions and excl. Euronext capital gain

The French Networks were not affected by the difficult market environment. They benefited, on the contrary, from higher interest rates, particularly at the short end of the yield curve, and stock market volatility, leading to an increase in customer-driven activity.

At the same time, the French housing loan market continued to experience a soft landing, with no sudden deterioration, and this for several structural reasons:

- Outstanding housing loans, expressed as a percentage of GDP, remain lower than the levels observed in the United States and in some European countries (the United Kingdom and Spain in particular) and reflect the moderate debt levels of French households. At the same time, French households have one of the highest savings rates in Europe.
- The French housing loan market is essentially a fixed-rate market. In the French Networks, fixed-rate housing loans represent 95.8% of new lending in 2007 and variable-rate loans contain a rate-capping system.
- Lastly, risk analysis is based mainly on the criterion of borrower solvency, which is assessed on the basis of the ability of borrowers to repay the loan, and not only on guarantees.

In this environment, still impacted by fierce competition between the various players, the French Networks have continued to expand their customer bases by focusing on two approaches: i) targeting of customers offering strong potential; ii) close cooperation between the Group's business lines.

The number of personal current accounts for **individual customers** rose +2.8% over one year (representing +168,200 net openings, including +49,400 in the third quarter alone). Outstanding sight deposits continued to grow at a healthy pace (+4.9% vs. Q3 06) while outstandings for special savings accounts (excluding PEL accounts) remained buoyant (+6.6% vs. Q3 06), mainly due to the Sustainable Development Account (+19.9% vs. Q3 06). Life insurance inflows were slightly higher (+2.8% vs. Q3 06 at EUR 1.9 billion) and included a higher proportion (30%) of unit-linked policies than the average for the bancassurance market. However, the erosion of PEL outstandings continued, as in previous quarters (-13.3%). The Group has a cautious approach to housing loans that consists of managing margins according to the quality and potential of counterparties. Consequently, new lending was down -15.6% (at EUR 4.1 billion) vs. Q3 06.

In the case of **business customers,** the dynamic activity shows no sign of abating (sight deposits up +8.4% vs. Q3 06, investment loans up +13.7%), while French companies' healthy cash situation and reasonable level of debt have enabled them to cope with the expansion of their business without resorting to operating loans (stable outstandings vs. Q3 06). The French Networks and Corporate and Investment Banking continue to develop opportunities for cooperation with a view to extending the range of added value services for SME customers and local authorities (selling of interest rate and currency hedging instruments, advisory services).The revenues generated from these activities were up by around +30% for 9M 07 vs. 9M 06.

From a financial perspective, the revenues of the French Networks were up by a substantial +6.6% in the third quarter, after adjustment for changes in the PEL/CEL provision (provision write-back of EUR 7 million in Q3 07 and EUR 46 million in Q3 06). Before this adjustment, NBI was up +4.1% vs. Q3 06 at EUR 1,746 million. For the first 9 months of 2007, the revenue increase was +4.8% excluding the Euronext capital gain (of EUR 36 million recorded in Q2 07) and after adjustment for changes in the PEL/CEL provision (write-back of EUR 47 million for 9M 07 and EUR 154 million for 9M 06). Before this adjustment, NBI was up +3.3% for 9M 07 vs. 9M 06.

Excluding the effect of the PEL/CEL provision, interest income was up +3.5% vs. Q3 06 (-0.7% including the effect of the PEL/CEL provision) due to the combination of increased deposits and rising market rates, which had a favourable impact on the revenues generated from the reinvestment of these resources.

Commission income was up +10.6% vs. Q3 06. Most of the increase came from the strong growth in financial commissions (+14.1% vs. Q3 06), driven by life insurance and the expansion of the stock market business against the backdrop of substantial volatility in the financial markets. Service commissions rose +9.4%, a trend that reflects both the overall expansion of customer franchises and the good performance of activities such as payment services, non-life insurance or electronic transmission services for businesses.

Operating expenses were up +2.2% in Q3 07 (vs. Q3 06) and for the first 9 months of the year.

The cost/income ratio (excluding the effect of the PEL/CEL provision) therefore declined from 66.5% in Q3 06 to 63.7% in Q3 07. The cost/income ratio for the first 9 months was 65.1% (excluding the effect of the PEL/CEL provision and Euronext capital gain), a decline of 1.7 points on the same period last year.

The net cost of risk remains low: 25 basis points of risk-weighted assets vs. 24 basis points in Q3 06. The level reflects the good overall quality of the French Networks' customer bases and their loan portfolio.

In Q3 07, the net income of the French Networks amounted to EUR 364 million, up +6.4% vs. Q3 06. Q3 07 ROE after tax reached 23.0% (22.6% excluding the effect of the PEL/CEL provision) vs. 23.8% in Q3 06 (21.9% excluding the effect of the PEL/CEL provision).
Net income for the first 9 months amounted to EUR 1,060 million, up +3.3% vs. 9M 06. ROE after tax for the period reached 23.0% (21.9% excluding the effect of the PEL/CEL provision and the Euronext capital gain) vs. 24.1% (21.8% excluding the effect of the PEL/CEL provision) one year earlier.

4. INTERNATIONAL RETAIL BANKING

In EUR million	Q3 07	Q3 06	Change Q3/Q3	9M 07	9M 06	Change 9M/9M
Net banking income	871	695	+25.3%	2,494	2,005	+24.4%
*On a like-for-like basis**			*+20.4%*			*+16.5%*
Operating expenses	-494	-415	+19.0%	-1,457	-1,188	+22.6%
*On a like-for-like basis**			*+14.7%*			*+14.4%*
Gross operating income	377	280	+34.6%	1,037	817	+26.9%
*On a like-for-like basis**			*+28.7%*			*+19.5%*
Net allocation to provisions	-44	-47	-6.4%	-155	-148	+4.7%
Operating income	333	233	+42.9%	882	669	+31.8%
*On a like-for-like basis**			*+36.0%*			*+22.2%*
Net income	172	120	+43.3%	484	339	+42.8%

	Q3 07	Q3 06	9M 07	9M 06
ROE after tax	35.9%	34.3%	35.8%	37.0%

The third quarter was marked by the excellent performance of International Retail Banking due primarily to investment in the development areas that the Group has now favoured for several quarters (Central and Eastern Europe, North African countries, Russia). Note that Société Générale has obtained the necessary authorisations from the Russian authorities for the exercise of its purchase option to acquire control of Rosbank. As a result, the first 9 months of 2007 saw continuing steady growth in the customer bases:

- At constant structure, the number of individual customers has grown by more than 749,000 year-on-year, i.e. +10.9%.
- Outstanding deposits and loans have risen significantly: by respectively +17.5%* and +28.7%* for individual customers, and by +13.5%* and +23.9%* for business customers.
- The network grew by 355 branches (net) over one year and at constant structure.
- The headcount increased by nearly 3,150 at constant structure, to support the expansion of the retail banking networks. At end-September 2007, International Retail Banking had a total of nearly 38,000 staff[1] and 2,657 branches[1].

International Retail Banking revenues were therefore up by a substantial +20.4% vs. Q3 06[2] (+25.3% in absolute terms). The division's revenues for the first 9 months rose +16.5%* (+24.4% in absolute terms).

Operating expenses increased by +14.7%* (+19.0% in absolute terms) in Q3 07. These expenses include investment associated with rapid organic growth. Excluding these branch network development costs, operating expenses increased by +9.5%*. The cost/income ratio for Q3 07 came to 56.7% (vs. 59.7% in Q3 06).

Operating expenses for the first 9 months increased by +14.4%* (+22.6% in absolute terms) and +8.3%* excluding network development costs.The cost/income ratio stood at 58.4%, which was lower than for 9M 06 (59.3%).

---

[1] Excluding Rosbank (Russia)

[2] Structure effects: Integration of Bank Republic (Georgia) and SGBB (Burkina Faso) in Q1 07, consolidation of 100% of Modra Pyramida (Czech Republic) since Q4 06.

As a result, third quarter gross operating income rose +28.7%* (+34.6% in absolute terms) to EUR 377 million. Gross operating income for the first 9 months was up +19.5%* on 9M 06 (+26.9% in absolute terms).

The net allocation to provisions (EUR 44 million for the quarter) was unchanged vs. Q3 06 and remains low compared to risk-weighted assets (42 basis points).

The division's net income totalled EUR 172 million in Q3 07, which was substantially higher than in Q3 06 (+33.6%*, +43.3% in absolute terms). Net income for the first 9 months was up +25.4%* (+42.8% in absolute terms) on 9M 06.

ROE after tax was a high 35.9% for the quarter (35.8% for the first 9 months).

5. FINANCIAL SERVICES

In EUR million	Q3 07	Q3 06	Change Q3/Q3	9M 07	9M 06	Change 9M/9M
Net banking income	707	594	+19.0%	2,040	1,748	+16.7%
*On a like-for-like basis**			*+14.2%*			*+14.4%*
Operating expenses	-375	-321	+16.8%	-1,091	-943	+15.7%
*On a like-for-like basis**			*+12.7%*			*+13.4%*
Gross operating income	332	273	+21.6%	949	805	+17.9%
*On a like-for-like basis**			*+16.0%*			*+15.6%*
Net allocation to provisions	-102	-60	+70.0%	-272	-186	+46.2%
Operating income	230	213	+8.0%	677	619	+9.4%
*On a like-for-like basis**			*+6.0%*			*+9.8%*
Net income	147	134	+9.7%	432	389	+11.1%

	Q3 07	Q3 06	9M 07	9M 06
ROE after tax	15.6%	16.2%	15.7%	16.1%

The Financial Services division comprises Specialised Financing (consumer credit, equipment finance, operational vehicle leasing and fleet management, IT leasing and management), Life and Non-Life Insurance.

Specialised Financing continues to pursue a strategy of expanding activities in countries with strong potential, hence a significant increase in the share of international revenues: 74.3% of NBI for the first 9 months was generated abroad (vs. 69.2% for the first 9 months of 2006). Moreover, consumer credit's share in total revenues increased to 55.2%.

The **consumer credit business** saw the consolidation in Q3 07 of Banco Pecúnia (Brazil). Excluding structure effects, new consumer loans increased by +9.2%* vs. Q3 06 (14.8%* increase in outstandings over one year), driven by the dynamic business in countries with strong potential (new lending up +22.4%* and outstandings up +77.9%* vs. Q3 06). Business in mature markets (France, Italy, Germany) grew at a slower pace but still represents a robust base, with new lending up +5.2% and outstandings +10.3%. Overall, consumer credit revenues rose +14.4%* in Q3 07 and +19.5%* for the first 9 months.

As for equipment finance for businesses, **SG Equipment Finance** saw a +10.9%* rise in new financing[1] vs. Q3 06, amounting to EUR 2.1 billion in Q3 07. SG Equipment Finance's outstandings[1] totalled EUR 16.7 billion at September 30th 2007, or +7.2%* year-on-year.

[1] Excluding factoring

In operational vehicle leasing and fleet management, **ALD Automotive,** No. 2 in Europe in terms of fleet under management, continues to expand at a steady pace with a total of 712,000 vehicles at end-September 2007 (+8.6%* vs. end-September 2006). Moreover, the Group continues to pursue its international expansion, notably with the setting up of subsidiaries in Serbia and Malaysia. In Italy, ALD has strengthened its position by purchasing Unicredit's 50% stake in their joint subsidiary Locatrent.

Overall, Specialised Financing revenues increased by +13.7%* in Q3 07 (+19.5% in absolute terms) vs. Q3 06. Strong organic growth in the third quarter, especially for consumer credit, caused operating expenses to rise +12.5%* (+17.1% in absolute terms). Gross operating income grew +15.4%* (+22.8% in absolute terms) in Q3 07 vs. Q3 06. The growth in Specialised Financing revenues for the first 9 months amounted to +13.9%* vs. 9M 06 (+16.7% in absolute terms), while operating expenses rose +13.4%* vs. 9M 06 (+16.0% in absolute terms).

The net cost of risk of 101 bp in Q3 07 was higher than in Q3 06 (67 bp). The increase can be attributed to the integration of new activities, in particular Banco Pecúnia, and to the strong growth in consumer credit in emerging countries where the cost of risk is high but largely offset by the level of margins.

After exceptionally high new inflows in 2006 due to fund transfers fuelled by changes in the taxation of PEL-CEL savings accounts, gross new inflows for **Life Insurance** were slightly down -4.0% in Q3 07 at EUR 1.8 billion. The proportion invested in unit-linked policies was 29%. Total Life Insurance revenues were up +18.3%* in Q3 07 vs. Q3 06 and +16.6%* vs. 9M 06, driven by the increase in mathematical reserves.

Overall, **the Financial Services division** generated operating income for the quarter of EUR 230 million, up +6.0%* (+8.0% in absolute terms) on Q3 06. The increase for the first 9 months of the year was +9.8%* (+9.4% in absolute terms). Net income totalled EUR 147 million in Q3 07, up +7.4%* (+9.7% in absolute terms) on Q3 06. Net income for the first 9 months was up +12.9%* (+11.1% in absolute terms) at EUR 432 million compared with the same period last year. ROE after tax reached 15.6% in Q3 07 (vs.16.2% in Q3 06) and 15.7% for 9M 07 (vs. 16.1% for 9M 06).

6. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q3 07	Q3 06	Change Q3/Q3	9M 07	9M 06	Change 9M/9M
Net banking income	**854**	**767**	**+11.3%**	**2,889**	**2,311**	**+25.0%**
*On a like-for-like basis**			*+7.8%*			*+19.9%*
On a like-for-like basis excl. Euronext CG*			*NA*			*+12.6%*
Operating expenses	**-638**	**-564**	**+13.1%**	**-1,964**	**-1,639**	**+19.8%**
*On a like-for-like basis**			*+10.1%*			*+14.1%*
Operating income	**214**	**202**	**+5.9%**	**917**	**667**	**+37.5%**
*On a like-for-like basis**			*+1.0%*			*+33.9%*
On a like-for-like basis excl. Euronext CG*			*NA*			*+8.7%*
Net income	**137**	**132**	**+3.8%**	**602**	**429**	**+40.3%**
Net income excl. Euronext CG			*NA*			*+14.5%*
o.w. Asset Management	40	68	*-41.2%*	199	221	*-10.0%*
Private Banking	51	36	*+41.7%*	157	120	*+30.8%*
SG SS & Online Savings	46	28	*+64.3%*	246	88	*NM*

In EUR billion	Q3 07	Q3 06	9M 07	9M 06
Net new money over period	-10.2	7.5	26.2	33.2
Assets under management (at end of period)	450	411	450	411

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities & Services (SG SS) and online savings (Boursorama).

The financial crisis had a direct impact on the performances of the Asset Management business which recorded a net outflow of EUR 12.6 billion in Q3 07. In contrast, Private Banking achieved a remarkable performance with a net inflow of EUR 2.4 billion. The total assets managed by Société Générale Asset Management and SG Private Banking amounted to EUR 450.1 billion[1] at the end of the quarter. Finally, assets under custody for institutional customers continued to grow apace (+20.0% year-on-year), reaching EUR 2,585 billion at end-September 2007.

The division continued to expand, with the announcement of three operations during the quarter:

- At the beginning of August, Société Générale and Calyon signed an agreement leading to the creation of Newedge, the entity resulting from the merger of Fimat and Calyon Financial. Newedge will be among the leaders in derivatives execution and clearing. It will be owned jointly by Société Générale and Calyon, with a presence in more than 70 organised markets and around 2,900 employees in Europe, the United States and Asia. Newedge will have a market share of around 9.7% in the US markets, ranking third behind Goldman Sachs and UBS. The new entity is expected to be operational as from Q1 2008.

[1] This figure does not include some EUR 119 billion of assets held by customers of the French Networks (investable assets exceeding EUR 150,000) nor the assets managed by Lyxor Asset Management (EUR 69.4 billion at September 30th 2007), whose results are consolidated in the Equities business line.

- In September 2007, Boursorama announced the acquisition of 77.4% of the capital of OnVista AG, the German leader in online financial information, followed by a bid for the remaining capital. This operation will enable Boursorama to accelerate its expansion in Germany, where its online broking subsidiary, Fimatex, is already active in the warrants and derivatives market.

- In September 2007, SG Private Banking announced the acquisition of the private banking activities of ABN Amro in the United Kingdom whose assets under management amount to around GBP 1 billion.

The division has maintained its contribution to Group results despite a difficult market environment that has affected Asset Management results: net banking income was up +7.8%* (+11.3% in absolute terms) in Q3 07 vs. Q3 06, and +12.6%* excluding the EUR 165 million Euronext capital gain realised in Q2 07 (+25.0% in absolute terms) for the first 9 months vs. 9M 06. Operating income was stable when adjusted for changes in Group structure and at constant exchange rates (+5.9% in absolute terms) vs. Q3 06 and up +8.7%* excluding the Euronext capital gain (+37.5% in absolute terms) vs. 9M 06. Net income totalled EUR 137 million in Q3 07, which was comparable to the EUR 132 million recorded in Q3 06. Net income for the first 9 months was up +9.7%* excluding the Euronext capital gain (+40.3% in absolute terms) vs. 9M 06.

Asset Management

Asset Management recorded a net outflow of EUR 12.6 billion in Q3 07 vs. a net inflow of EUR 5.8 billion in Q3 06, taking total net inflows for the first 9 months of 2007 to EUR 19.5 billion, or 7% of assets under management on an annualised basis. The outflow in Q3 07 can be attributed primarily to withdrawals from dynamic money market funds (EUR -7.4 billion) and to the outflow of CDOs (EUR -4.2 billion) due to the contractual termination of three CDOs managed by TCW (there is no proprietary risk from TCW's activity as a CDO manager since it is purely a service provider remunerated on a commission basis). Note also the good contribution of Asia, with net inflows totalling EUR 0.9 billion in Q3 07 and EUR 4.1 billion for 9M 07, mainly on equities products. The total assets managed by SGAM amounted to EUR 374.6 billion at end-September 2007 (vs. EUR 345.0 billion for the same period in 2006).

Net banking income for the quarter was down -19.2%* (-17.6% in absolute terms) vs. Q3 06 due to the effect of the market crisis, which resulted in exceptional asset write-downs (EUR -76 million) related to the hedge funds incubation business and treasury management for alternative investment activities. Meanwhile, management fees, which represent structurally around two-thirds of NBI, rose +14.8%* (+20.5% in absolute terms). Net banking income for the first 9 months of the year was slightly higher, +1.4%* (and down -0.5% in absolute terms) vs. 9M 06.

The decline in operating expenses (-3.9%* and -5.4% in absolute terms vs. Q3 06) can be attributed primarily to the downward adjustment of performance-linked pay. Operating expenses for the first 9 months of 2007 were up +10.1%* vs. 9M 06 (+6.8% in absolute terms).

Gross operating income fell -44.9%* in Q3 07 vs. Q3 06 (-38.5% in absolute terms). Net income of EUR 40 million was down -47.8%* (-41.2% in absolute terms) vs. Q3 06. It was down -10.2%* (-10.0% in absolute terms) for 9M 07 vs. 9M 06, at EUR 199 million.

Private Banking

SG Private Banking put in another very good commercial and financial performance. In September 2007, Private Banker International voted the business line "Best Private Bank for its alternative investment offering". Inflows reached a high EUR 2.4 billion for the quarter, compared with EUR 1.7 billion in Q3 06. Net inflows for 9M 07 totalled EUR 6.7 billion, or 13% of assets on an annualised basis. Total assets under management amounted to EUR 75.5 billion at end-September 2007 (vs. EUR 65.9 billion for the same period last year).

The business line's net banking income for the quarter rose +30.5%* vs. Q3 06 (+28.8% in absolute terms). The gross margin was high at 107 basis points and continues to reflect structured products' increased share in total revenues. Net banking income for 9M 07 was up +23.7%* vs. 9M 06 (+21.9% in absolute terms).

Operating expenses increased +25.0%* vs. Q3 06 (+23.8% in absolute terms), due to continued recruitment and infrastructure investment in Europe, Asia and the Middle East (the front office headcount rose +12.0% in Q3 07 vs. Q3 06). Operating expenses for 9M 07 were up +21.4%* (+19.5% in absolute terms).

Gross operating income was up +42.0%* in Q3 07 vs. Q3 06 (+39.2% in absolute terms). Net income was 45.7%* higher than in Q3 06 (+41.7% in absolute terms) at EUR 51 million and 31.9%* higher for 9M 07 than for 9M 06 (+30.8% in absolute terms) at EUR 157 million.

Société Générale Securities Services (SGSS) and online savings (Boursorama)

SGSS' business volumes grew substantially in the third quarter and in the first 9 months of the year.

FIMAT continues to enjoy strong business volumes, with the number of lots traded up +76.9% vs. Q3 06 at 437 million.

The **Global Custodian subdivision** saw assets under custody rise +20.0% year-on-year to EUR 2,585 billion at end-September 2007. Assets under administration also enjoyed sustained growth of +21.6%, amounting to EUR 399 billion at end- September 2007.

Boursorama's online savings outstandings increased +16.9% at constant structure year-on-year, to EUR 4.5 billion at end-September 2007. The number of orders executed in Q3 07 totalled 1.52 million, up +45.7% on Q3 06. Lastly, the banking offering continues to enjoy growing success with 3,910 personal current accounts opened in Q3 07, taking the number of bank accounts to 60,850 at end-September 2007.

Net banking income for SGSS and Boursorama rose +22.2%* (+29.7% in absolute terms) in Q3 07 vs. Q3 06. Net banking income for 9M 07 was up +18.2%* excluding the Euronext capital gain (+53.4% in absolute terms) vs. 9M 06.

Operating expenses increased +13.8%* (+21.6% in absolute terms) vs. Q3 06, due primarily to continued investment in the European fund administration and custody platforms and the growth in performance-linked pay resulting from high business volumes. Operating expenses for the first 9 months were 14.1%* higher (+30.0% in absolute terms).

Operating income was up +70.0%* in Q3 07. Net income increased by +57.7%* (+64.3% in absolute terms) in Q3 07 vs. Q3 06 to EUR 46 million and by +29.2%* excluding the Euronext capital gain for 9M 07 vs. 9M 06 to EUR 246 million.

7. CORPORATE AND INVESTMENT BANKING

*In EUR million***	Q3 07	Q3 06	Change Q3/Q3	9M 07	9M 06	Change 9M/9M
Net banking income	**1,159**	**1,517**	**-23.6%**	**5,183**	**5,172**	**+0.2%**
On a like-for-like basis*			***-22.3%***			***+1.9%***
Financing and Advisory	**375**	**416**	**-9.9%**	**1,178**	**1,120**	**+5.2%**
Fixed Income, Currencies and Commodities	**105**	**492**	**-78.7%**	**1,214**	**1,658**	**-26.8%**
Equities	**679**	**609**	**+11.5%**	**2,791**	**2,394**	**+16.6%**
Operating expenses	**-743**	**-824**	**-9.8%**	**-2,936**	**-2,825**	**+3.9%**
On a like-for-like basis*			***-8.4%***			***+5.5%***
Gross operating income	**416**	**693**	**-40.0%**	**2,247**	**2,347**	**-4.3%**
On a like-for-like basis*			***-38.9%***			***-2.5%***
Net allocation to provisions	**-9**	**23**	**NM**	**51**	**77**	**-33.8%**
Operating income	**407**	**716**	**-43.2%**	**2,298**	**2,424**	**-5.2%**
On a like-for-like basis*			***-42.2%***			***-3.4%***
Net income	**310**	**524**	**-40.8%**	**1,697**	**1,753**	**-3.2%**

	Q3 07	Q3 06	9M 07	9M 06
ROE after tax	21.1%	42.2%	40.1%	48.2%

** Excl. Cowen

Corporate and Investment Banking's net banking income amounted to EUR 1,159 million in Q3 07 (-22.3%* vs. Q3 06, -23.6% in absolute terms), in a very unfavourable market environment. NBI for 9M 07 came to EUR 5,183 million, up +1.9%* (+0.2% in absolute terms) vs. 9M 06, with client-driven revenues increasing +18.4% over the same period.

The good third quarter performance of Equities activities, which represent a significant proportion of the division's revenues (44% in 2006 and more than 50% in H1 07), helped limit the effects of the crisis. Commercial performances were good in all the businesses (client-driven NBI +21.1% vs. Q3 06). The NBI of trading activities came to EUR -180 million in Q3 07, with negative NBI for Fixed Income, Currencies and Commodities trading activities, which were directly impacted by the financial crisis, and a positive contribution for Equities activities.

The NBI of the **Equities** business was up +13.4%* (+11.5% in absolute terms) at EUR 679 million in Q3 07 vs. Q3 06. NBI for 9M 07 amounted to EUR 2,791 million, up +18.4%* (+16.6% in absolute terms) vs. 9M 06. The business line produced good third quarter performances in all its client-driven activities, where revenues were up +65.4% vs. Q3 06: flow products rose +67% in Q3 07 vs. Q3 06; revenues generated from the sale of structured products were 67% higher than in Q3 06 and revenues from cash equities were 52% higher. Despite an adverse market environment, Lyxor recorded positive net inflows in Q3 07 (EUR +530 million). Q3 07 saw SG CIB confirm its position as a world leader in these activities, picking up the Banker award for "Best Equity Derivatives House of the Year". Trading revenues were impacted by the crisis and amounted to EUR +112 million in the third quarter.

The revenues of the **Fixed Income, Currencies & Commodities** business were substantially lower at EUR 105 million in Q3 07 (-78.2%* vs. Q3 06, -78.7% in absolute terms). The division's revenues for 9M 07 were down -25.3%* (-26.8% in absolute terms) at EUR 1,214 million, with client-driven revenues up +22.0% over the same period.
Client-driven activities saw revenues increase by +26.5% vs. Q3 06, driven by buoyant activity in flow and structured rate products. As for structured credit products, the Group announced (in September) a possible EUR 100-200m write-down of positions exposed to the US residential mortgage sector. In the current environment, the Group decided, for the closure of the Q3 07 accounts, on a worse-case forward-looking scenario of an approximate USD 200 billion total loss for the whole US residential mortgage sector[1]. This scenario was applied to each of the CDOs at risk based on their specific characteristics. Moreover, the RMBS portfolio has been valued on the basis of observable data as it will be going forward. These valuation procedures resulted, in Q3 07, in a EUR -230 million write-down booked under NBI. Trading activities made an overall negative contribution of EUR -277 million in the third quarter.

Financing & Advisory revenues were down -9.0%* vs. Q3 06, at EUR 375 million (-9.9% in absolute terms). The decline is due to the EUR 98 million[2] write-down on a EUR 2.0 billion portfolio of Non-Investment Grade transactions in underwriting at September 30th (including EUR 1.3 billion of LBO transactions). Revenues for the first 9 months of 2007 were up +6.5%* (+5.2% in absolute terms) vs. 9M 06 at EUR 1,178 million. Client-driven activity in the third quarter was especially solid in structured financing, with financing for infrastructure, natural resources and aerospace projects seeing increasing revenues vs. Q3 06. In particular, these activities have seen exceptional expansion in emerging countries, which remain relatively unaffected by the current crisis. In developed countries, SG CIB has confirmed its position among the leaders in euro capital markets, ranking No. 3 for euro bond issues (IFR) for 9M 07.

Corporate and Investment Banking's operating expenses were down -8.4%* (-9.8% in absolute terms) in Q3 07 vs. Q3 06. Investment in areas of expertise continued in the third quarter, but there was a downward adjustment in variable expenses. The cost/income ratio increased to 64.1% in Q3 07 (vs. 54.3% in Q3 06). For the first 9 months of 2007, operating expenses were up +5.5%* (+3.9% in absolute terms) and the cost/income ratio remained under control at 56.6% (vs. 54.6% for 9M 06).

Corporate and Investment Banking recorded a limited provision allocation of EUR 9 million in Q3 07 (vs. a EUR 23 million write-back in Q3 06). In the case of market risks, the Group decided to reduce its positions in a very deteriorated environment. Overall, average VaR for Q3 07 amounted to EUR 47.9 million, a limited increase vs. Q2 07 (EUR 40.8 million). Equities VaR was lower due to the unwinding of trading positions in the third quarter. Interest rates VaR was also slightly lower, whereas credit VaR was substantially higher because of the emergence of very volatile scenarios in the reference period. Finally, the decision to reduce trading positions resulted in a decline in the Group's stress tests between Q2 07 and Q3 07.

The division's third quarter contribution to Group net income totalled EUR 310 million, down -39.9%* (-40.8% in absolute terms) vs. Q3 06.Group net income for 9M 07 amounted to EUR 1,697 million, down -1.4%* (-3.2% in absolute terms).

The division's ROE after tax was 21.1% in Q3 07 (vs. 42.2% in Q3 06) and 40.1% for 9M 07 (vs. 48.2% for 9M 06).

[1] Corresponding mainly to a probability of default of 30% (compared with a current delinquency rate of < 15%) and a loss in the event of default of 49% on new subprime lending in 2006. Recent Federal Reserve Bank estimates indicate that "even if delinquency rates reach unprecedented levels, total losses are expected to be between USD 100-200 billion".
[2] Cautious assumption of a write-down rate of 5%

8. CORPORATE CENTRE

The Corporate Centre recorded Q3 07 gross operating income of EUR 22 million (vs. EUR 14 million in Q3 06).
Income from the equity portfolio amounted to EUR 72 million in Q3 07 vs. EUR 83 million in Q3 06. At September 30th 2007, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, amounted to EUR 1.0 billion, representing market value of EUR 1.7 billion.

9. CONCLUSION

Overall and in a very unfavourable environment, the Group's ROE after tax was 18.0% in Q3 07 thanks to the diversified portfolio of activities and Corporate and Investment Banking's good resilience to the financial crisis. Unless there is a significant deterioration in the macro-economic environment or a major worsening of the crisis, the Group maintains its objective to achieve ROE after tax of around 20% for 2007 as well as for 2008.

2008 financial communication calendar and events

February 21st, 2008	**Publication of fourth quarter 2007 results**
May 13th, 2008	**Publication of first quarter 2008 results**
May 27th, 2008	**Annual General Meeting**
August 5th, 2008	**Publication of second quarter 2008 results**
November 6th, 2008	**Publication of third quarter 2008 results**

APPENDIX 1: FIGURES AND QUARTERLY RESULTS BY CORE BUSINESSES

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Third quarter				Nine months			
	2007	2006	Change Q3/Q3		2007	2006	Change 9M/9M	
Net banking income	5,375	5,266	+2.1%	+1.2%(*)	18,043	16,746	+7.7%	+7.4%(*)
Operating expenses	(3,374)	(3,213)	+5.0%	+4.2%(*)	(10,889)	(10,114)	+7.7%	+7.4%(*)
Gross operating income	**2,001**	**2,053**	**-2.5%**	**-3.4%(*)**	**7,154**	**6,632**	**+7.9%**	**+7.3%(*)**
Net allocation to provisions	(226)	(134)	+68.7%	+58.5%(*)	(604)	(448)	+34.8%	+29.7%(*)
Operating income	**1,775**	**1,919**	**-7.5%**	**-7.8%(*)**	**6,550**	**6,184**	**+5.9%**	**+5.6%(*)**
Net income from other assets	(3)	3	NM		27	41	-34.1%	
Net income from companies accounted for by the equity method	12	8	+50.0%		32	21	+52.4%	
Impairment losses on goodwill	0	0	NM		0	0	NM	
Income tax	(484)	(518)	-6.6%		(1,816)	(1,770)	+2.6%	
Net income before minority interests	**1,300**	**1,412**	**-7.9%**		**4,793**	**4,476**	**+7.1%**	
o.w. minority interests	177	143	+23.8%		495	434	+14.1%	
Net income	**1,123**	**1,269**	**-11.5%**		**4,298**	**4,042**	**+6.3%**	
Annualised Group ROE after tax (%)	18.0%	24.6%			23.8%	27.5%		
Tier One ratio at end of period	7.7%	7.3%			7.7%	7.3%		

(*) When adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Third quarter			Nine months		
	2007	2006	Change Q3/Q3	2007	2006	Change 9M/9M
French Networks	**364**	**342**	**+6.4%**	**1,060**	**1,026**	**+3.3%**
International Retail Banking	**172**	**120**	**+43.3%**	**484**	**339**	**+42.8%**
Financial Services	**147**	**134**	**+9.7%**	**432**	**389**	**+11.1%**
Global Investment Management & Services	**137**	**132**	**+3.8%**	**602**	**429**	**+40.3%**
o.w. Asset Management	40	68	-41.2%	199	221	-10.0%
o.w. Private Banking	51	36	+41.7%	157	120	+30.8%
o.w. SG SS + Online Savings	46	28	+64.3%	246	88	NM
Corporate & Investment Banking	**310**	**523**	**-40.7%**	**1,697**	**1,755**	**-3.3%**
Corporate and Investment Banking (excluding Cowen)	310	524	-40.8%	1,697	1,753	-3.2%
CORE BUSINESSES	**1,130**	**1,251**	**-9.7%**	**4,275**	**3,938**	**+8.6%**
Corporate Centre	**(7)**	**18**	**NM**	**23**	**104**	**-77.9%**
GROUP	**1,123**	**1,269**	**-11.5%**	**4,298**	**4,042**	**+6.3%**

QUARTERLY RESULTS BY CORE BUSINESSES

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
French Networks												
Net banking income	1,545	1,513	1,559	1,678	1,698	1,730	1,677	1,728	1,736	1,789	1,746	
Operating expenses	-1,093	-1,081	-1,054	-1,088	-1,130	-1,093	-1,084	-1,143	-1,145	-1,126	-1,108	
Gross operating income	*452*	*432*	*505*	*590*	*568*	*637*	*593*	*585*	*591*	*663*	*638*	
Net allocation to provisions	-68	-67	-64	-85	-61	-71	-55	-88	-78	-78	-68	
Operating income	*384*	*365*	*441*	*505*	*507*	*566*	*538*	*497*	*513*	*585*	*570*	
Net income from other assets	0	1	0	1	0	2	1	2	3	1	0	
Net income from companies accounted for by the equity method	0	1	0	0	0	1	0	1	0	1	0	
Income tax	-134	-129	-154	-177	-173	-192	-185	-169	-176	-199	-192	
Net income before minority interests	*250*	*238*	*287*	*329*	*334*	*377*	*354*	*331*	*340*	*388*	*378*	
o.w. minority interests	12	11	11	11	13	14	12	13	13	19	14	
Net income	*238*	*227*	*276*	*318*	*321*	*363*	*342*	*318*	*327*	*369*	*364*	
Average allocated capital	4,897	5,063	5,208	5,375	5,547	5,702	5,756	5,806	5,965	6,155	6,335	
ROE after tax	19.4%	17.9%	21.2%	23.7%	23.1%	25.5%	23.8%	21.9%	21.9%	24.0%	23.0%	
International Retail Banking												
Net banking income	541	572	576	656	641	669	695	781	763	860	871	
Operating expenses	-327	-341	-349	-402	-378	-395	-415	-456	-465	-498	-494	
Gross operating income	*214*	*231*	*227*	*254*	*263*	*274*	*280*	*325*	*298*	*362*	*377*	
Net allocation to provisions	-28	-27	-29	-47	-48	-53	-47	-67	-58	-53	-44	
Operating income	*186*	*204*	*198*	*207*	*215*	*221*	*233*	*258*	*240*	*309*	*333*	
Net income from other assets	8	-2	0	-1	9	-1	1	-2	20	1	-2	
Net income from companies accounted for by the equity method	1	1	1	1	2	3	2	4	8	11	8	
Income tax	-54	-57	-55	-58	-58	-58	-59	-67	-64	-78	-82	
Net income before minority interests	*141*	*146*	*144*	*149*	*168*	*165*	*177*	*193*	*204*	*243*	*257*	
o.w. minority interests	47	50	49	48	57	57	57	61	60	75	85	
Net income	*94*	*96*	*95*	*101*	*111*	*108*	*120*	*132*	*144*	*168*	*172*	
Average allocated capital	875	919	967	1,074	1,103	1,164	1,401	1,597	1,701	1,796	1,917	
ROE after tax	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%	34.3%	33.1%	33.9%	37.4%	35.9%	
Financial Services												
Net banking income	459	494	498	570	562	592	594	656	645	688	707	
Operating expenses	-250	-263	-268	-317	-304	-318	-321	-347	-344	-372	-375	
Gross operating income	*209*	*231*	*230*	*253*	*258*	*274*	*273*	*309*	*301*	*316*	*332*	
Net allocation to provisions	-38	-49	-57	-55	-66	-60	-60	-87	-84	-86	-102	
Operating income	*171*	*182*	*173*	*198*	*192*	*214*	*213*	*222*	*217*	*230*	*230*	
Net income from other assets	0	0	0	0	0	0	0	-1	0	1	0	
Net income from companies accounted for by the equity method	0	0	0	-8	1	-3	-2	-10	-2	-3	-1	
Income tax	-60	-64	-59	-69	-67	-75	-74	-75	-73	-77	-78	
Net income before minority interests	*111*	*118*	*114*	*121*	*126*	*136*	*137*	*136*	*142*	*151*	*151*	
o.w. minority interests	2	2	3	4	3	4	3	4	4	4	4	
Net income	*109*	*116*	*111*	*117*	*123*	*132*	*134*	*132*	*138*	*147*	*147*	
Average allocated capital	2,604	2,706	2,797	2,909	3,094	3,264	3,301	3,462	3,560	3,681	3,779	
ROE after tax	16.7%	17.1%	15.9%	16.1%	15.9%	16.2%	16.2%	15.3%	15.5%	16.0%	15.6%	

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	602	608	640	734	769	775	767	884	919	1,116	854	
Operating expenses	-415	-435	-455	-547	-523	-552	-564	-659	-649	-677	-638	
Gross operating income	*187*	*173*	*185*	*187*	*246*	*223*	*203*	*225*	*270*	*439*	*216*	
Net allocation to provisions	0	-1	-1	-4	-3	-1	-1	-3	-1	-5	-2	
Operating income	*187*	*172*	*184*	*183*	*243*	*222*	*202*	*222*	*269*	*434*	*214*	
Net income from other assets	0	0	0	0	0	0	0	-1	0	0	-2	
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0	0	
Income tax	-58	-54	-56	-55	-75	-69	-65	-64	-83	-136	-64	
Net income before minority interests	*129*	*118*	*128*	*128*	*169*	*152*	*137*	*157*	*186*	*298*	*148*	
o.w. minority interests	12	9	11	11	14	10	5	9	10	9	11	
Net income	*117*	*109*	*117*	*117*	*155*	*142*	*132*	*148*	*176*	*289*	*137*	
Average allocated capital	810	917	930	919	1,019	1,052	1,074	1,197	1,239	1,282	1,456	
ROE after tax	57.8%	47.5%	50.3%	50.9%	60.8%	54.0%	49.2%	49.5%	56.8%	90.2%	37.6%	
o.w. Asset Management												
Net banking income	269	259	286	338	333	305	295	348	340	345	243	
Operating expenses	-154	-163	-178	-220	-193	-196	-186	-230	-212	-226	-176	
Gross operating income	*115*	*96*	*108*	*118*	*140*	*109*	*109*	*118*	*128*	*119*	*67*	
Net allocation to provisions	0	0	0	-2	0	0	0	1	0	0	0	
Operating income	*115*	*96*	*108*	*116*	*140*	*109*	*109*	*119*	*128*	*119*	*67*	
Net income from other assets	0	0	0	0	0	0	0	-1	0	0	-2	
Net income from companies accounted for by the equity method	0	0	0	0	1	-1	0	0	0	0	0	
Income tax	-39	-33	-36	-39	-47	-38	-38	-39	-43	-41	-22	
Net income before minority interests	*76*	*63*	*72*	*77*	*94*	*70*	*71*	*79*	*85*	*78*	*43*	
o.w. minority interests	9	7	7	8	9	2	3	2	3	1	3	
Net income	*67*	*56*	*65*	*69*	*85*	*68*	*68*	*77*	*82*	*77*	*40*	
Average allocated capital	287	327	307	272	287	293	276	265	277	302	404	
ROE after tax	93.4%	68.5%	84.7%	101.5%	118.5%	92.8%	98.6%	116.2%	118.4%	102.0%	39.6%	
o.w. Private Banking												
Net banking income	127	129	135	149	164	164	156	174	191	198	201	
Operating expenses	-86	-90	-93	-107	-102	-106	-105	-121	-118	-126	-130	
Gross operating income	*41*	*39*	*42*	*42*	*62*	*58*	*51*	*53*	*73*	*72*	*71*	
Net allocation to provisions	0	0	-1	0	-2	0	-1	-1	0	-1	0	
Operating income	*41*	*39*	*41*	*42*	*60*	*58*	*50*	*52*	*73*	*71*	*71*	
Net income from other assets	0	0	0	0	0	0	0	0	0	0	0	
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	
Income tax	-9	-9	-7	-8	-14	-14	-12	-9	-17	-15	-17	
Net income before minority interests	*32*	*30*	*34*	*34*	*46*	*44*	*38*	*43*	*56*	*56*	*54*	
o.w. minority interests	2	2	2	2	3	3	2	4	3	3	3	
Net income	*30*	*28*	*32*	*32*	*43*	*41*	*36*	*39*	*53*	*53*	*51*	
Average allocated capital	283	316	329	340	376	386	372	377	396	410	435	
ROE after tax	42.4%	35.4%	38.9%	37.6%	45.7%	42.5%	38.7%	41.4%	53.5%	51.7%	46.9%	
o.w. SG SS & Online Savings												
Net banking income	206	220	219	247	272	306	316	362	388	573	410	
Operating expenses	-175	-182	-184	-220	-228	-250	-273	-308	-319	-325	-332	
Gross operating income	*31*	*38*	*35*	*27*	*44*	*56*	*43*	*54*	*69*	*248*	*78*	
Net allocation to provisions	0	-1	0	-2	-1	-1	0	-3	-1	-4	-2	
Operating income	*31*	*37*	*35*	*25*	*43*	*55*	*43*	*51*	*68*	*244*	*76*	
Net income from other assets	0	0	0	0	0	0	0	0	0	0	0	
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	
Income tax	-10	-12	-13	-8	-14	-17	-15	-16	-23	-80	-25	
Net income before minority interests	*21*	*25*	*22*	*17*	*29*	*38*	*28*	*35*	*45*	*164*	*51*	
o.w. minority interests	1	0	2	1	2	5	0	3	4	5	5	
Net income	*20*	*25*	*20*	*16*	*27*	*33*	*28*	*32*	*41*	*159*	*46*	
Average allocated capital	240	274	294	307	356	373	426	555	566	570	617	
ROE after tax	33.3%	36.5%	27.2%	20.8%	30.3%	35.4%	26.3%	23.1%	29.0%	111.6%	29.8%	

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,550	1,233	1,496	1,418	1,957	1,832	1,521	1,688	1,947	2,077	1,159	
Operating expenses	-843	-784	-853	-840	-1,066	-1,063	-831	-930	-1,081	-1,112	-743	
Gross operating income	*707*	*449*	*643*	*578*	*891*	*769*	*690*	*758*	*866*	*965*	*416*	
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31	-9	
Operating income	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*	*895*	*996*	*407*	
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1	2	
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2	6	
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*	*0*	
Income tax	-257	-115	-170	-126	-293	-219	-197	-193	-233	-274	-101	
Net income before minority interests	*501*	*349*	*501*	*501*	*646*	*592*	*528*	*587*	*669*	*723*	*314*	
o.w. minority interests	3	3	3	2	3	3	5	2	3	2	4	
Net income	*498*	*346*	*498*	*499*	*643*	*589*	*523*	*585*	*666*	*721*	*310*	
Average allocated capital	3,686	3,975	4,362	4,570	4,747	4,868	4,969	5,067	5,303	5,731	5,888	
ROE after tax	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%	42.1%	46.2%	50.2%	50.3%	21.1%	
Corporate and Investment Banking (Excluding Cowen)												
Net income	1,494	1,195	1,441	1,359	1,879	1,776	1,517	1,688	1,947	2,077	1,159	
Financing and Advisory	*348*	*330*	*354*	*456*	*308*	*396*	*416*	*439*	*354*	*449*	*375*	
Fixed Income, Currencies and Commodities	*485*	*289*	*477*	*507*	*543*	*623*	*492*	*594*	*525*	*584*	*105*	
Equities	*661*	*576*	*610*	*396*	*1028*	*757*	*609*	*655*	*1068*	*1044*	*679*	
Operating expenses	-791	-746	-794	-783	-997	-1,004	-824	-930	-1,081	-1,112	-743	
Gross operating income	*703*	*449*	*647*	*576*	*882*	*772*	*693*	*758*	*866*	*965*	*416*	
Net allocation to provisions	47	22	32	44	19	35	23	16	29	31	-9	
Operating income	*750*	*471*	*679*	*620*	*901*	*807*	*716*	*774*	*895*	*996*	*407*	
Net income from other assets	0	0	1	-12	23	1	4	2	1	-1	2	
Net income from companies accounted for by the equity method	4	6	-5	17	6	6	8	4	6	2	6	
Impairment losses on goodwill	0	-13	0	0	0	0	0	0	*0*	*0*	*0*	
Income tax	-256	-115	-171	-125	-290	-219	-199	-193	-233	-274	-101	
Net income before minority interests	*498*	*349*	*504*	*500*	*640*	*595*	*529*	*587*	*669*	*723*	*314*	
o.w. minority interests	3	3	3	2	3	3	5	2	3	2	4	
Net income	*495*	*346*	*501*	*498*	*637*	*592*	*524*	*585*	*666*	*721*	*310*	
Average allocated capital	3,677	3,965	4,353	4,561	4,738	4,860	4,963	5,065	5,303	5,731	5,888	
ROE after tax	53.8%	34.9%	46.0%	43.7%	53.8%	48.7%	42.2%	46.2%	50.2%	50.3%	21.1%	
Corporate Centre												
Net banking income	53	38	102	31	144	111	12	-66	36	92	38	
Operating expenses	-57	7	-37	-64	-11	-68	2	-54	-14	-32	-16	
Gross operating income	*-4*	*45*	*65*	*-33*	*133*	*43*	*14*	*-120*	*22*	*60*	*22*	
Net allocation to provisions	14	7	-1	7	-3	-2	6	-2	0	5	-1	
Operating income	*10*	*52*	*64*	*-26*	*130*	*41*	*20*	*-122*	*22*	*65*	*21*	
Net income from other assets	158	0	-1	-5	2	2	-3	2	0	4	-1	
Net income from companies accounted for by the equity method	0	0	0	0	0	-3	0	-2	-1	-2	-1	
Impairment losses on goodwill	0	0	0	-10	0	0	0	-18	0	0	0	
Income tax	56	52	11	52	29	-2	62	45	16	45	33	
Net income before minority interests	*224*	*104*	*74*	*11*	*161*	*38*	*79*	*-95*	*37*	*112*	*52*	
o.w. minority interests	61	46	49	54	55	58	61	41	57	62	59	
Net income	*163*	*58*	*25*	*-43*	*106*	*-20*	*18*	*-136*	*-20*	*50*	*-7*	

	2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2007 - IFRS (inc. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	4,750	4,458	4,871	5,087	5,771	5,709	5,266	5,671	6,046	6,622	5,375	
Operating expenses	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489	-3,213	-3,589	-3,698	-3,817	-3,374	
Gross operating income	*1,765*	*1,561*	*1,855*	*1,829*	*2,359*	*2,220*	*2,053*	*2,082*	*2,348*	*2,805*	*2,001*	
Net allocation to provisions	*-73*	*-115*	*-120*	*-140*	*-162*	*-152*	*-134*	*-231*	*-192*	*-186*	*-226*	
Operating income	*1,692*	*1,446*	*1,735*	*1,689*	*2,197*	*2,068*	*1,919*	*1,851*	*2,156*	*2,619*	*1,775*	
Net income from other assets	*166*	*-1*	*0*	*-17*	*34*	*4*	*3*	*2*	*24*	*6*	*-3*	
Net income from companies accounted for by the equity method	*5*	*8*	*-4*	*10*	*10*	*3*	*8*	*-3*	*11*	*9*	*12*	
Impairment losses on goodwill	*0*	*-13*	*0*	*-10*	*0*	*0*	*0*	*-18*	*0*	*0*	*0*	
Income tax	*-507*	*-367*	*-483*	*-433*	*-637*	*-615*	*-518*	*-523*	*-613*	*-719*	*-484*	
Net income before minority interests	*1,356*	*1,073*	*1,248*	*1,239*	*1,604*	*1,460*	*1,412*	*1,309*	*1,578*	*1,915*	*1,300*	
o.w. minority interests	*137*	*121*	*126*	*130*	*145*	*146*	*143*	*130*	*147*	*171*	*177*	
Net income	*1,219*	*952*	*1,122*	*1,109*	*1,459*	*1,314*	*1,269*	*1,179*	*1,431*	*1,744*	*1,123*	
Average allocated capital	15,771	16,412	17,083	17,759	18,437	19,454	20,482	22,054	23,268	23,727	24,324	
ROE after tax	30.8%	23.1%	26.1%	24.8%	31.5%	26.8%	24.6%	21.2%	24.4%	29.0%	18.0%	

APPENDIX 2: METHODOLOGY

1 - The Group's results were approved by the Board of Directors on November 6th 2007.

The financial items presented in respect of the nine-month period ended September 30th 2007 have been established in accordance with IFRS as adopted by the European Union at September 30th 2007. This financial information does not constitute summarised interim consolidated financial statements as defined by IAS 34 "Intermediary Financial Information".The Management of Société Générale intends to publish a set of complete consolidated financial statements for the 2007 financial year.

2 - Group ROE is calculated on the basis of **average Group shareholders' equity** under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity excluding conversion reserves, (ii) deeply subordinated notes, (iii) undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the restated, undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period and, as of 2006, to the holders of restated, undated subordinated notes (i.e. EUR 26 million in Q3 07 vs. EUR 11 million in Q3 06).

3 - Earnings per share is the ratio of (i) net income for the period after deduction (as of 2005) of the interest, net of tax, to be paid to holders of deeply subordinated notes (EUR 17 million in Q3 07 and EUR 6 million in Q3 06) and, as of 2006, the interest, net of tax, to be paid to holders of undated subordinated notes which were reclassified from debt to shareholders' equity (EUR 9 million for Q3 07 vs. EUR 5 million for Q3 06, (ii) the average number of shares outstanding excluding treasury shares, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

4 - Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1.92 billion), undated subordinated notes previously recognised as debt (EUR 0.9 billion), and (ii) interest to be paid to holders of deeply subordinated notes and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at September 30th 2007, excluding treasury shares but including (a) trading shares held by the Group and (b) shares held under the liquidity contract.

SG
Equipment Finance

Press Release

Paris, 26 October 2007

SG Equipment Finance expands into U.S. Market

SG Equipment Finance today announced the launch of SG Equipment Finance, USA. The new company extends SG Equipment Finance's expanding global network to twenty three countries worldwide.

The leasing market in the USA is the single largest in the world, with yearly new business volume of Euro 170 Billion and double digit growth over the last 3 years. It is a well established market, fairly segmented and highly competitive, and represents a huge growth opportunity for a new entrant.

The new entity, SG Equipment Finance USA, headquartered in Jersey City, N.J., was created in March and will be fully operational by end 2007. Philippe Mathe, its Chief Executive Officer, has assembled a Management Team of experienced local professionals to help him drive the development of its equipment and vendor finance activities.

The new team is focused on building a first class platform to support SG Equipment Finance's global vendors in Transport and Industrial Equipment as well as the High Tech sector, and to develop synergies with the Bank by offering a new line of services to its corporate customer base.

SG Equipment Finance complements the Group's Specialized Financial Services presence in the USA, which includes operational car leasing and fleet management activity with ALD Automotive and Consumer Finance activity with CGI.

PRESS RELATIONS
SG EQUIPMENT FINANCE

Aline FLEURET
+33 (0)1 42 14 73 65
aline.fleuret@socgen.com

Quartier Valmy, Espace 21/2
32, place ronde
La Défense 7,France
Fax: +33 (0)1 42 14 93 01
www.sgequipmentfinance.com

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 580 billion, June 2007) and under management (EUR 467,2 billion, June 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

SG Equipment Finance

SG Equipment Finance is the equipment and vendor finance business line of Société Générale. SG Equipment Finance is one of the leading institutions in Europe for equipment and vendor finance.

- Operates in 23 countries worldwide
- Serves more than 160,000 clients
- Employs 2,000 people
- Has end managed assets of EUR 20 billion and EUR 9.3 billion in terms of new business volumes

Combining the expertise of its industry sectors specialists with the in-depth knowledge of its local staff, SG Equipment Finance offers value added sales financing solutions to international capital equipment manufacturers and distributors.

www.sgef.com

SOCIETE GENERALE
Securities Services

Press release

Paris, 17th October 2007

Société Générale Securities Services becomes a General Clearing Member on the Chi-X trading platform

Société Générale Securities Services announced today that its subsidiary Parel has received approval as a General Clearing Member (GCM) on the new pan-European alternative trading platform, Chi-X limited. SGSS can thus ensure the clearing function on Chi-X for the other trading members of the platform.

SGSS is already a GCM on most of the European markets and is thus strengthening its offering by providing its clients with access to the new multilateral trading platforms that are developing within the MIFID implementation frame.

SGSS' strategy is to offer a comprehensive range of clearing services to investment services providers.

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 580 billion, June 2007) and under management (EUR 467,2 billion, June 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE
GIMS

PRESS RELATIONS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 86 62
www.socgen.com

SGSS - Société Générale Securities Services
Valério SINIAMIN-FINN
Communication Department
+33 (0)1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale Securities Services
Société Générale Securities Services offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 9th worldwide custodian *(source: globalcustody.net)* with €2,580 billion in assets under custody at end June 2007. Société Générale Securities Services provides custody & trustee services for 2,770 funds and the valuation of 4,354 funds representing assets under administration of around €405 billion.Through Fimat, Société Générale Securities Services acts as broker for 8.8% of the global transactions on listed derivatives on the major markets for which Fimat is a member. Société Générale Securities Services ranks among the European leaders in stock option management, serving nearly 400,000 beneficiaries.

Société Générale Securities Services employs around 5,500 people and has a presence on more than 30 financial marketplaces across Europe, the Americas and Asia Pacific.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the three key businesses of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking) and on-line brokerage (Boursorama).

www.sg-securities-services.com

SOCIETE GENERALE
Securities Services

Press release

Paris, 16th October 2007

Fitch Ratings confirms Société Générale Securities Services' 'CU2+' Custody and 'TR2+' Trustee ratings.

Société Générale Securities Services (SGSS) is pleased to announce that Fitch Ratings has confirmed its 'CU2+' Custody rating, the second best rating in the agency's scoring scale, as well as its 'TR2+' Trustee rating, in respect of its custodian and trustee activities based in Paris.

The *custody* rating continues to reflect the high level of services provided in the custody business. Fitch highlights the quality of the custody platform, risk management linked to transaction processing, the rigour of the sub-custodian selection process and, more generally, the controlled growth of the activity.

It takes into account the implementation of the "SITI" project for the French activities. "SITI", whose architecture will be deployed in Luxembourg and Italy, is at the heart of the SGSS "hub and spoke" strategy, which aims to pool the technological platform and the operational processes while maintaining proximity with the investor clientele.

Among the strong points of the services offering, Fitch mentions in particular:

- the quality of the operational controls and risk reporting
- the stability of the structure and the increasing visibility of the securities business
- the strategic development of the IT architecture.

The *Trustee* rating is a reflection of the stability and experience of the team dedicated to Trustee functions, as well as the high quality of the IT platform in place. It is also evidence of on-going improvements to procedures and the continuing efforts in IT developments which aim to increase automatic controls and adapt them to new products and legislation.

SOCIETE GENERALE
GIMS

PRESS RELATIONS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 86 62
www.socgen.com

SGSS - Société Générale Securities Services
Valérie SINIAMIN-FINN
Communication Department
+33 (0)1 56 37 37 40
valerie.siniamin-finn@socgen.com

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 580 billion, June 2007) and under management (EUR 467,2 billion, June 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Securities Services

Société Générale Securities Services offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, transfer agent, fund and portfolio administration
- Employee Share Plan Management

Société Générale Securities Services currently ranks 9th worldwide custodian *(source: globalcustody.net)* with €2,580 billion in assets under custody at end June 2007. Société Générale Securities Services provides custody & trustee services for 2,770 funds and the valuation of 4,354 funds representing assets under administration of around €405 billion.Through Fimat, Société Générale Securities Services acts as broker for 8.8% of the global transactions on listed derivatives on the major markets for which Fimat is a member. Société Générale Securities Services ranks among the European leaders in stock option management, serving nearly 400,000 beneficiaries.

Société Générale Securities Services employs around 5,500 people and has a presence on more than 30 financial marketplaces across Europe, the Americas and Asia Pacific.

Société Générale Securities Services is part of Global Investment Management and Services (GIMS), one of the three key businesses of the Société Générale Group, which also includes asset management (Société Générale Asset Management), private banking (SG Private Banking) and on-line brokerage (Boursorama).

www.sg-securities-services.com

SOCIETE GENERALE
Corporate & Investment Banking

Press release

New York, London, 10 October 2007

Karl Pettersen joins Société Générale Corporate & Investment Banking's Rating Advisory team

Karl Pettersen has joined Société Générale Corporate & Investment Banking as Director of Rating Advisory for US clients. He will be based in New York and will report to Ernst Liehr, Head of Rating Advisory within the firm's Capital Raising and Financing division and regionally to Arnaud Achour, Head of Capital Markets and Syndicate for the Americas.

Karl will be working with the existing team of analysts that provide advice to internal and external clients on rating related matters: inaugural and additional ratings; rating impact of acquisitions and, in conjunction with other areas of Société Générale Corporate & Investment Banking, devising balance sheet optimisation strategies.

He joins Société Générale Corporate & Investment Banking from UBS in London where he was a Director, Head of EMEA Emerging Markets Ratings Advisory. He previously worked for Moody's London as Vice-President, Standards & Criteria Analyst.

Karl holds a B.A. in Economics from Yale University.

Press contacts:

Joanne Logue +44 (0)20 7676 68 04
joanne.logue@sgcib.com

Astrid Brunini +33 1 42 13 68 71
astrid.brunini@sgcib.com

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Jasvant Singh
Tel: + 44 20 7676 6800
jasvant.singh@sgcib.com

Russell Gerry
Tel : + 44 20 7676 68001
russell.gerry@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 580 billion, June 2007) and under management (EUR 467,2 billion, June 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SG
Private Banking

Press release

London, 12th September, 2007

SG Hambros grows its business by acquiring ABN AMRO Private Banking London

SG Hambros Bank Limited (SG Hambros), part of SG Private Banking, announces its acquisition of the London-based private banking business of ABN AMRO Bank N.V. (ABN AMRO). ABN AMRO Private Banking London has assets under management of approximately £1bn. The deal is expected to become effective in early November.

This private banking acquisition is a rare opportunity in the UK market for SG Hambros to expand its business there through external growth. SG Hambros Group Head of Private Banking, Eric Barnett, will oversee the smooth migration of the business.

This transaction illustrates SG Hambros' ambition to continue to grow its onshore business in the UK, where it is now recognised as a major player, as well as in key international client segments (South Asian, Russian, Middle East and French citizens). Commenting on the deal, Warwick Newbury, CEO of SG Hambros Bank Limited, said: "This acquisition follows a number of years of rapid growth since Hambros Bank was itself acquired by Societe Generale in 1998 to develop private banking in the UK and the Channel Islands. We look forward to welcoming both staff and the clients of ABN AMRO Private Banking London".
The deal is also consistent with the global strategy pursued by SG Private Banking to expand through both internal and external growth in order to increase its presence in key established markets, as well as in emerging segments.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 580 billion, June 2007) and under management (EUR 467,2 billion, June 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

PRESS SERVICE
SOCIETE GENERALE- GIMS

Joëlle ROSELLO
+33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
+33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

GIMS/COM
Immeuble SGAM
170, place Henri Regnault
92043 Paris La Défense cedex
France
Fax: +33 (0)1 56 37 28 88

PRESS SERVICE
SOCIETE GENERALE

+33 (0)1 42 14 49 48
www.socgen.com

SG Private Banking

SG Private Banking, with offices in 23 countries, mainly in Europe and Asia, ranks among the top 10 players worldwide (Euromoney 2007). Thanks to the know-how of its teams specialising in asset engineering and asset allocation, SG Private Banking offers customised solutions to clients with financial assets in excess of one million euros, through a broad range of sophisticated products and services, according to the principle of open architecture.

The business, which was created in 1997, has experienced rapid development and now employs more than 2,500 people. SG Private Banking has EUR 73.8 billion euros in assets under management (30 June 2007).

SG Private Banking's professionalism has earned it a number of awards. In particular, it was voted 'Best worldwide private bank for structured products' (Euromoney 2005, 2006, and 2007). It was also named 'Best private bank in France and Luxembourg' (Euromoney 2007).

www.sgprivatebanking.com

SOCIETE GENERALE
Corporate & Investment Banking

Press Release

New York, September 10, 2007

Société Générale's Head of Infrastructure and Asset Based Finance moves to New York as firm enhances Americas efforts

Société Générale Corporate & Investment Banking announced that **Matthew Vickerstaff**, Global Head of Infrastructure and Asset Based Finance, has relocated from Paris to New York effective September 4, 2007. Vickerstaff will continue to manage the global business line from New York and report to the global heads of Capital Raising and Financing Jean-Luc Parer and Olivier Khayat. Locally he will report to Bill Schmid, Head of the Coverage, Capital Raising and Financing division for the Americas. **Yves Lallemand** remains as Deputy Global Head of Infrastructure and Asset Based Finance, based in Paris.

Vickerstaff's relocation to New York demonstrates Société Générale's commitment to further developing its role as a leader in the Americas infrastructure market. His direct involvement in the infrastructure activity in the Americas, which is managed by **Frank Sacr**, will enhance the team's efforts to capitalize on the wide range of opportunities in this sector in both the North and South American markets.

Société Générale is a pioneer in the infrastructure sector, underwriting some of the first and most innovative deals in the Americas including the Sea-to-Sky highway project, the Richmond-Airport-Vancouver Rapid Transit project and the Chicago Parking project, and has led and distributed over $1.7 billion in loans in North America in the last 24 months.

Société Générale has built a solid and diversified project finance franchise spanning Europe, Latin America, Asia/Australia and the Americas with particular expertise in the Power sector where it is especially strong in LNG projects. Société Générale is a leader in the provision of finance and advice to the LNG industry.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Jim Galvin
Tel : 212-278-7131
jim.galvin@sgcib.com

SOCIETE GENERALE

A French corporation with share capital of EUR 576 780 702.50

552 120 222 RCS PARIS

SOCIETE GENERALE
Corporate & Investment Banking

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 580 billion, June 2007) and under management (EUR 467,2 billion, June 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets**. A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives**. A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance**. A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

SOCIETE GENERALE

Press Release

Paris, September 3rd 2007

Société Générale adopts the Equator Principles

Société Générale Group is announcing that it has adopted the Equator Principles, a voluntary set of guidelines for managing environmental and social issues in project finance. Introduced in 2003 under the aegis of the World Bank and International Finance Corporation, this initiative has been adopted by around fifty international banks.

Adopting the Equator Principles builds on the bank's tradition of risk analysis and control applied to structured finance, in particular in project finance where Société Générale is a global leader. It marks the completion of a major internal programme launched in 2004 to standardize social and environmental analysis procedures (categorization, computerization) and train all employees involved in project finance.

This new commitment, which complements those already made on account of the *United Nations Global Compact*, the *Declaration of financial institutions on the environment and sustainable development (UNEP-FI)*, the *Carbon Disclosure Project* and the *Responsible Investment Principles*, confirms the Group's involvement in sustainable development.

Société Générale is also listed on the main sustainable development indices: *ASPI, Ethibel Excellence, FTSE4Good* and *Dow Jones Sustainability.*

Press Contacts:

Mireille Mourtada +33 1 42 14 58 19
mireille.mourtada@socgen.com

Jasvant Singh +44 20 7676 6800
jasvant.singh@sgcib.com

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 582,831,013.75
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 580 billion, June 2007) and under management (EUR 467,2 billion, June 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets**. A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives**. A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance**. A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

Jean-Pascal Peltier holds a Masters degree in Mathematics and Computer Science from Institut d'Informatique d'Entreprise, Evry, and a Master of Science in Computer Science from Aarhus University, Denmark.

Gulf Cooperation Council region

GCC countries are Saudi Arabia, Kuwait, Bahrain, Qatar, the United Arab Emirates, and the Sultanate of Oman.

Press contacts:

Jasvant Singh
jasvant.singh@sgcib.com Tel: + 44 20 7676 6800

Emmanuelle Renaudat
emmanuelle.renaudat@sgcib.com Tel: +33 1 42 13 97 85

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves 24 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 580 billion, June 2007) and under management (EUR 467,2 billion, June 2007).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
A leading player present in over 45 countries across Europe, the Americas and Asia-Pacific, Société Générale Corporate & Investment Banking ranks third in the euro zone in terms of NBI. It is the bank of reference for:

- **Euro capital markets.** A top 5 player across euro debt capital markets (bonds, securitisation, loans), and a leader in French Equity Capital Markets with European reach.
- **Derivatives.** A world leader in equity derivatives, and with forefront positions in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance with global expertise in energy, infrastructure, real estate and media & telecom finance.

Tailoring solutions in terms of capital raising, financing, risk management and investment, Société Générale Corporate & Investment Banking combines expertise, innovation and advisory skills coupled with quality of execution to both issuers and investors clients across debt and equity.
www.sgcib.com

END